therapeutics

RECEIVED

2007 JUL 10 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 June 2007

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07024995

SUPPL

Re: **Ark Therapeutics plc**
Rule 12g3-2(b) Exemption, File No. 82-34804
Amendment to Application to Claim Exemption under Rule 12g3-2(b)

Dear Sir/Madam

Ark Therapeutics plc, a public limited company organised under the laws of England (the **"Company"**), currently claims an exemption from the registration and reporting requirements of the US Securities and Exchange Act of 1934, as amended, by virtue of Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(f), the Company hereby applies to the Securities and Exchange Commission to publish the information required under Rule 12g3-2(b)(1)(iii) on the Company's website. The address of the Company's website is www.arktherapeutics.com. The information published on the Company's website shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

N J Plummer

Nick Plummer
General Counsel & Company Secretary

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

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